via EDGAR

October 7, 2016

Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street NE, Stop 4628

Washington, DC 20549

Re:	Newmont Mining Corporation (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2015 (the “Form 10-K”)

Filed February 17, 2016

Form 10-Q for the Quarter Ended June 30, 2016 (the “Form 10-Q”)

Filed July 20, 2016

Response dated September 9, 2016 (the “Response”)

File No. 001-31240

Dear Mr. Arakawa:

Further to our phone conversation on October 4, 2016, I am writing to confirm the Company’s request for a ten (10) business day extension to the deadline for responding to the comments raised by the Staff of the Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) in its letter to the Company dated September 26, 2016 (the “Comment Letter”), with respect to the above referenced public reports on Form 10-K and Form 10-Q and the Company’s Response. Therefore, we expect to respond to the Staff’s Comment Letter by no later than October 25, 2016. We extend our thanks to the Staff for allowing this extension. Should you have any questions or require additional information, please do not hesitate to contact me at (303) 863-7414.

Sincerely,

/s/ Logan Hennessey

Logan Hennessey,

Vice President, Associate General Counsel

and Corporate Secretary

cc: Brian McAllister